CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	November 30, 2009	February 28, 2009
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,489,099	$3,997,807
Accounts receivable	108,949	1,131,026
Restricted cash (note 7)	380,220	2,698,719
Trade receivable from a related party (note 11)	2,784,519	3,490,725
Inventory (note 5)	3,316,223	3,719,919
Prepayments	71,050	61,775
	9,150,060	15,099,971
Non Current Assets
Property, plant and equipment (note 6)	59,927,242	59,569,186
Mineral property interests (note 7)	34,332,985	28,894,477
Other assets and deposits	443,808	139,140
Reclamation deposits (note 9)	3,018,900	2,659,642
	97,722,935	91,262,445

	$106,872,995	$106,362,416

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 12)	$415,443	$3,540,880
Accounts payable and accrued liabilities	5,518,166	4,832,038
Due to related parties (note 11)	1,003,077	193,655
Income taxes	1,289,649	456,046
Current portion of capital lease obligations (note 8)	5,064,273	5,440,181
	13,290,608	14,462,800

Long-term liabilities
Capital lease obligations (note 8)	1,254,055	3,284,596
Due to related parties (note 11)	431,851	383,330
Future income taxes	12,096,000	12,126,000
Reclamation obligation (note 9)	4,385,092	3,802,655
	18,166,998	19,596,581

Non-controlling interest	1,274,804	1,882,009

Shareholders' equity
Share capital (note 10)	119,939,269	119,952,532
Warrants (note 10(c))	–	1,693,197
Subscription received in advance	380,220	–
Contributed surplus	6,006,138	4,167,304
Accumulated other comprehensive loss	(4,090,786)	(13,409,383)
Deficit	(48,094,256)	(41,982,624)
	74,140,585	70,421,026
Continuance of operations and going concern (note 1)
Subsequent events (notes 10, 14)
Contingencies (note 13)

	$106,872,995	$106,362,416

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dr. Mark Bristow

Dr. John Bristow	Dr. Mark Bristow
Director, Chief Executive Officer	Director

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Nine months ended November 30
	2009	2008	2009	2008

Revenue
Rough diamonds sales	$12,765,759	$3,064,446	$22,440,564	$20,072,069
Contract diamond sales	–	13,162,269	–	13,322,845
Other sales	94,787	(100,434)	267,917	230,156
	12,860,546	16,126,281	22,708,481	33,625,070
Cost of sales
Cost of rough diamonds sales (note 5)	(7,096,938)	(3,709,562)	(16,737,149)	(15,968,735)
Amortization and depletion	(3,292,865)	(2,864,155)	(8,251,254)	(8,111,115)
Operating profit (loss)	2,470,743	9,552,564	(2,279,922)	9,545,220

Expenses
Accretion of reclamation obligation (note 9)	80,461	94,525	98,058	261,927
Exploration	34,069	95,988	93,985	367,170
Foreign exchange loss (gain)	66,008	(902,842)	614,429	(277,955)
Interest on capital leases	88,846	335,426	683,115	1,238,622
Interest expense	175,570	452,064	538,287	700,894
Legal, accounting and audit	351,115	678,032	844,124	1,454,927
Office and administration	852,970	688,828	2,309,583	2,528,638
Shareholder communications	105,162	173,129	436,698	372,104
Stock-based compensation - exploration (note 10(b))	5,382	194,571	43,022	531,814
Stock-based compensation - administration (note 10(b))	6,996	304,845	103,422	1,025,703
Travel and conferences	75,692	139,072	152,474	458,782
Transfer agent	16,416	27,969	95,970	72,665
	1,858,687	2,281,607	6,013,167	8,735,291
Other items
Loss (gain) on disposal of equipment	(8,914)	(6,320)	28,306	298,434
Loss on disposal of mineral property	–	–	–	203,338
Interest income	–	(357,248)	(116,849)	(2,480,700)
Write-down of assets	–	–	657,634	–
	(8,914)	(363,568)	569,091	(1,978,928)

Profit (loss) before income taxes	620,970	7,634,525	(8,862,180)	2,788,858
Current income tax expense	(18,946)	(348,654)	(18,946)	(506,283)
Future income tax (expense) recovery	(456,073)	482,689	1,609,761	1,757,497
Profit (loss) before non-controlling interest	145,951	7,768,560	(7,271,365)	4,040,072
Non-controlling interest	367,994	(3,241,010)	1,159,733	(2,563,723)
Profit (loss) for the period	513,945	4,527,550	(6,111,632)	1,476,349
Other comprehensive income	967,021	–	9,318,597	–
Total comprehensive income	$1,480,966	$4,527,550	$3,206,965	$1,476,349

Basic and diluted profit / (loss) per common share	$0.002	$0.019	$(0.026)	$0.006

Weighted average number of
common shares outstanding	238,041,651	238,041,569	238,042,360	234,440,786

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Nine months ended November 30		Year ended February 28
		2009		2009
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	238,041,569	$119,952,532	223,755,854	$112,095,390
Share purchase options exercised at $0.62 per share	1,500	930	–	–
Consideration for additional interest of operating mines net of issue cost at
$0.55 per share	–	–	14,285,715	7,857,142
Fair value of stock options allocated to shares issued on exercise	–	807	–	–
Issue Cost	–	(15,000)	–	–
Balance at end of the period	238,043,069	$119,939,269	238,041,569	$119,952,532

Warrants
Balance at beginning of the period		$1,693,197		$1,693,197
Expired broker warrants		(1,693,197)		–
Balance at end of the period		$–		$1,693,197

Subscriptions received in advance		$380,220		$-

Contributed surplus
Balance at beginning of the period		$4,167,304		$2,332,882
Stock-based compensation (note 10(b))		146,444		1,834,422
Expired broker warrants		1,693,197		–
Fair value of stock options allocated to shares issued on exercise		(807)		–
Balance at end of the period		$6,006,138		$4,167,304

Accumulated other comprehensive loss
Balance at beginning of the period		$(13,409,383)		$–
Comprehensive income (loss) on currency translation of previously integrated operations		9,318,597		(13,409,383)
Balance at end of the period		$(4,090,786)		$(13,409,383)

Deficit
Balance at beginning of the period		$(41,982,624)		$(29,006,662)
Loss for the period		(6,111,632)		(12,975,962)
Balance at end of the period		$(48,094,256)		$(41,982,624)

TOTAL SHAREHOLDERS' EQUITY		$74,140,585		$70,421,026

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Nine months ended November 30
Cash provided by (used in):	2009	2008	2009	2008

Operating activities
Profit (loss) for the period	$513,945	$4,527,550	$(6,111,632)	$1,476,349
Items not affecting cash
Accretion of reclamation obligation	80,461	94,525	98,058	261,927
Amortization and depletion	3,292,865	3,106,658	7,111,700	6,732,269
Amortization of capital lease equipment	–	(242,503)	1,139,554	1,378,846
Write-down of mineral property interests	–	–	657,634	(470,614)
Stock-based compensation (note 10)	12,379	499,416	146,445	1,557,516
Loss (gain) on disposal of equipment	(8,914)	(6,320)	28,306	298,434
Future income tax expense (recovery)	456,073	(456,526)	(1,609,761)	(1,731,334)
Unrealized foreign exchange gain	546,890	(2,458,215)	137,054	(489,495)
Non-controlling interest	(367,994)	3,241,008	(1,159,733)	2,563,723
Changes in non-cash working capital items
Accounts receivable	772,902	(620,386)	1,022,077	(718,072)
Amounts due to and from related parties	(1,529,867)	(647,441)	1,132,298	(1,355,040)
Inventory	1,160,285	(3,972,484)	403,696	(5,688,884)
Prepayments	37,215	877,982	(9,275)	780,064
Accounts payable and accrued liabilities	(149,203)	(1,268,927)	686,128	(101,921)
Income taxes	331,818	24,246	833,603	407,435
Cash provided used in operating activities	5,148,855	2,698,583	4,506,152	4,901,202

Investing activities
Acquisition of Saxendrift Mines (Pty) Limited	–	–	–	(12,205,245)
Restricted cash	(380,220)	(308,783)	2,318,499	9,935,536
Proceeds on sale of shares in subsidiary	–	3,712,025	–	6,249,091
Purchase of equipment and mineral properties	(19,665)	(3,218,465)	(2,874,589)	(12,836,372)
Proceeds received on disposal of equipment	4,478	–	370,893	216,364
Other assets and deposits	(207,282)	(3,265,164)	(304,668)	(2,891,550)
Reclamation deposits	64,608	(1,002,991)	(359,258)	(1,089,385)
Cash used in investing activities	(538,081)	(4,083,378)	(849,123)	(12,621,560)

Financing activities
Principal repayments under capital lease obligations	(652,209)	(1,898,449)	(2,406,449)	(6,481,498)
Common shares issued for cash, net of issue costs	(15,001)	–	(14,071)	–
Subscriptions received	380,220	–	380,220	–
Addition of capital lease obligations	–	–	–	1,033,648
Amounts received from related parties	–	93,804	–	100,857
Amounts paid pursuant to property acquisition	–	(74,530)	–	290,372
Drawdown of credit facility	(2,701,455)	–	(3,125,437)	–
Cash used in financing activities	$(2,988,445)	(1,879,176)	$(5,165,737)	(5,056,621)

Decrease in cash and cash equivalents during the period	1,622,329	(3,263,971)	(1,508,708)	(12,776,979)

Cash and cash equivalents, beginning of period	$866,770	10,110,840	$3,997,807	19,623,848

Cash and cash equivalents, end of period	$2,489,099	$6,846,869	$2,489,099	$6,846,869

Interest paid on facilities during the period	$175,570	$452,064	$538,287	$700,894
Interest paid on capital leases	88,846	335,426	683,115	1,238,622
Interest received	$–	357,248	116,849	2,480,700
Income taxes paid during the period	(331,818)	(24,246)	(833,603)	(407,435)

Supplemental disclosure of non-cash investing and financing activities:
Issuance of commons shares as consideration for acquisition of property	$–	$–	$–	$(7,857,143)
Equipment acquired under capital lease	$–	$–	$–	1,033,648

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	CONTINUANCE OF OPERATIONS AND GOING CONCERN

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred losses of $6,111,632 during the nine months ended November 30, 2009, however achieved a profit of $513,945 for the quarter ended on November 30, 2009. The Company has reduced costs substantially and the sales prices of diamonds have increased compared to fiscal 2009. The improved diamond price and the improvements in production output and consistent costs have resulted in the company generating a positive cash flow. In the subsequent period, the company has raised $8.6 million, $5 million which will be used to pay off the short term credit facility and bank indebtedness. $2.4 million will be used to improve existing plant to operate more cost efficiently. This will ensure the continued positive cash generation of operations resulting in a reduction of going concern risk. The directors believe that the Company will continue as a going concern for the next quarter as well as the fiscal year ending on February 28, 2011.

The Company is in the advanced stages of a rights issue, which is Guaranteed to raise $3 million which will result in sufficient funds for capital expenditure to improve efficiencies at existing operations expand operations to take advantage of existing resources and reopen operations that have been on care and maintenance.

Working capital will be applied to reducing the short term finance and the payment deferral, which will cause significant reductions in interest expenses. Working capital will also be sufficient to provide financial leeway to hold sales tenders at dates where there is higher market demand due to seasonal events. This will generate larger profit margins and improved cash inflows. The capital expenditure will be applied to reopening operations that were placed on care and maintenance and the commencement of the credit crunch expand operations to take advantage of existing resources and improve efficiencies at existing plants, which will increase production and thereby reducing operation costs. Under a standby commitment, the minimum amount of capital to be raised will ensure that there is sufficient capital to meet expenditure requirements and generate sufficient funds to apply to capital expenditure to ensure improved efficiencies to return the company to profitability.

Accordingly, the interim financial statements have been prepared on the basis of accounting policies applicable to a going concern. If the going concern basis is not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian GAAP. These consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entities where the Company has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended February 28, 2009, which are filed on www.sedar.com.

3.	CHANGES IN ACCOUNTING POLICIES

Effective March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b) EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c) EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(d)	New Accounting Standards Not Yet Adopted:

	i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

	ii)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

As at November 30, 2009, the Company is not subject to externally imposed capital requirements other than the overdraft facility (note 12).

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the three months ended November 30, 2009 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2010 as disclosed in note 1.

(b)	Carrying Amounts and Fair Values of Financial Instrument

The carrying value of the Company’s cash and cash equivalents, accounts receivable, restricted cash, trade receivable from a related party, reclamation deposits, bank indebtedness, accounts payable and accrued liabilities and due to/from related parties approximate their fair values.

Aside from the financial assets mentioned above, the carrying amounts of the Company's other financial assets approximate their fair values. The following tables show the estimated fair values of the financial assets:

	Estimated fair value as at
	November 30, 2009	February 28, 2009

Cash and equivalents	$2,489,099	$3,997,807
Restricted cash	380,220	2,698,719
Held for trading	$2,869,319	$6,696,526

Accounts receivable	$108,949	$1,131,026
Trade receivable from a related party	2,784,519	3,490,725
Loans and receivables	$2,893,468	$4,621,751

Reclamation deposits	$3,018,900	$2,659,642
Available for sale financial assets	$3,018,900	$2,659,642

Total financial assets	$8,781,687	$13,977,919

The fair value of reclamation deposits represents the market value of quoted investments.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	November 30, 2009	February 28, 2009

Bank Indebtedness	$415,443	$3,540,880
Accounts payable and accrued liabilities	5,518,166	4,832,038
Amounts due to a related party	1,434,928	576,985
Capital lease obligations	6,318,328	8,724,777
Income tax liability	1,289,649	456,046
	$14,976,514	$18,130,726

5.	INVENTORY

	As at	As at
	November 30, 2009	February 28, 2009
Rough diamond inventory	$1,752,973	$1,845,986
Mine supplies	1,563,250	1,873,933
Total inventory	$3,316,223	$3,719,919

As at November 30, 2009, rough diamond inventories were valued at production cost. During the quarter ended November 30, 2009 an inventory write down of $587,634 on slow moving and obsolete mine supplies was recorded as a charge to cost of sales.

6.	PROPERTY, PLANT AND EQUIPMENT

	As at November 30, 2009
	Cost	Accumulated	Net book value
		Amortization
Land and buildings	$6,721,463	$257,525	$6,463,938
Processing plant and equipment	61,827,827	24,040,753	37,787,074
Processing plant and equipment under capital lease
obligation (Ref: Note 8)	21,166,537	6,907,490	14,259,047
Office equipment	980,208	476,345	503,863
Vehicles and light equipment	1,771,872	858,552	913,320

	$92,467,907	$32,540,665	$59,927,242

	As at February 28, 2009
	Cost	Accumulated	Net book value
		Amortization and
		Impairments
Land and buildings	$5,822,677	$228,591	$5,594,086
Processing plant and equipment	52,090,193	15,102,720	36,987,473
Processing plant and equipment under capital lease	21,374,971	5,931,733	15,443,238
obligation (Ref: Note 8)
Office equipment	859,678	302,618	557,060
Vehicles and light equipment	1,579,592	592,263	987,329
	$81,727,111	$22,157,925	$59,569,186

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The Company’s bankers have registered two notarial general covering bonds of ZAR 10 million ($1.4 million) over all loose assets on the property of the farm Holpan, Barkley West, Northern Cape (refer Note 12).

7.	MINERAL PROPERTY INTERESTS

	As at	As at
Acquisition Costs	November 30, 2009	February 28, 2009

H.C. Van Wyk Diamonds and Klipdam Mining

Balance, beginning of period	$22,373,984	$25,247,936
Acquisition costs	–	55,746
Foreign exchange and other adjustments	2,504,841	(7,321,972)
Future income tax liability	–	6,390,327
Change in future income tax rate	–	(201,415)
Depletion of mineral properties during the period	(437,527)	(1,796,639)
H.C. Van Wyk and Klipdam, end of period	$24,441,298	$22,373,983

Saxendrift Mine

Balance, beginning of period	$6,520,494	$–
Acquisition costs	1,997,268	5,295,754
Foreign exchange and other adjustments	1,002,979	(178,144)
Future income tax liability	776,715	1,990,181
Depletion of mineral properties during the period	(405,769)	(587,297)
Saxendrift Mine (Pty) Ltd, end of period	$9,891,687	$6,520,494

Balance, end of period	$34,332,985	$28,894,477

Acquisition of Niewejaarskraal mining rights relating to Saxendrift Mine (Pty) Ltd. acquisition

As at February 28, 2009, the Company was committed to pay Trans Hex for the acquisition of the remaining Niewejaarskraal mining rights. The Company had placed $2.7 million in trust toward application of the remaining payment, to be released to Transhex upon the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

On April 11, 2009 all the conditions precedent were met and the Company paid ZAR18.9 million ($2.6 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR 16.5 million ($2.0 million) was capitalized. This action completed the Saxendrift/Remhoogte-Holsloot transaction negotiated during April 2008. The Company has no further commitments in relation to more acquisitions.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

8.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	November 30, 2009	February 28, 2009
Stannic	$–	$883,409
Wesbank	57,857	81,779
Nedbank	–	178,092
Komatfin	6,260,471	7,581,497
	$6,318,328	$8,724,777

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments. Interest is charged at rates of between 12.00% to 12.75% per annum linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

	As at	As at
	November 30, 2009	February 28, 2009
2010	$5,473,923	$6,570,081
2011	1,188,963	2,860,859
2012	–	106,122
Total minimum lease payments	6,662,886	9,537,062
Less: interest portion	(344,558)	(812,285)
Present value of capital lease obligations	6,318,328	8,724,777
Current portion	5,064,273	5,440,181
Non-current portion	$1,254,055	$3,284,596

Commencing July 2009, the Company successfully negotiated a payment deferral of the capital portion of the lease payments on its Komatsu equipment with Komatfin. This enabled the group to defer its cash commitments by ZAR 4 million ($ 569,598) per month for the months of July 2009 to October 2009. Over the deferral, the company continued paying the interest portion of the payments, resulting n Komatfin not charging penalty interest.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	RECLAMATION OBLIGATION

The continuity of the provision for reclamation costs related to the Holpan, Wouterspan, Klipdam and Saxendrift mines, are as follows:

	As at	As at
	November 30, 2009	February 28, 2009

Holpan, Wouterspan and Klipdam

Balance, beginning of period	$2,690,335	$1,755,820
Changes during the period:
Reclamation obligation recognized (expenditure incurred)	(505,083)	(10,274)
Foreign exchange on reclamation	337,096	–
Accretion expense	394,328	944,789
Balance, end of period	$2,916,676	$2,690,335

Saxendrift

Balance, beginning of period	$1,112,320	$–
Changes during the period:
Reclamation obligation recognized	–	984,720
Foreign exchange on reclamation	147,283	–
Accretion expense	208,813	127,600
Balance, end of period	$1,468,416	$1,112,320

Total reclamation obligation, end of period	$4,385,092	$3,802,655

The rehabilitation provision is based on an independent professional surveyor’s measurement of those mined areas which need to be rehabilitated at year-end.

These measurements determine the volume of material needed to reclaim the mined areas. The liability is calculated by applying a cost of ZAR4.00 ($0.51) for each cubic meter measured, and has been determined with reference to plant, fuel and labour usage and has been found acceptable by the Department of Mineral and Energy Affairs.

As required by regulatory authorities, at November 30, 2009, the Company had cash reclamation deposits totaling $3,018,900 (February 28, 2008 – $2,659,642). These investments have been ceded as security in favour of the guarantees the bank issued on behalf of the group.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

10.	SHARE CAPITAL

	(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

	(b)	Share purchase options

The continuity of share purchase options for nine months ended November 30, 2009 is as follows:

	Exercise	Feb 28			Expired/	November
Expiry date	price	2009	Granted	Exercised	cancelled	30 2009
September 24, 2012	$0.62	5,901,334	–	1,500	3,334	5,896,500
November 14, 2012	$0.63	1,104,834	–	–	3,334	1,101,500
June 20, 2011	$0.45	950,000	–	–	–	950,000
		7,956,168	–	1,500	6,668	7,948,000

Weighted average exercise price		$0.60	$0.00	$0.62	$0.63	$0.60
Weighted average fair value of options granted during the period						$0.00

As at November 30, 2009, 7,948,000 of the options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees. Subsequent to November 30, 2009 14,330,890 options were granted with an average exercise price of $0.06 expiring December 7, 2014

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended		Nine months ended
	November 30		November 30
	2009	2008	2009	2008
Exploration and engineering	$5,382	$194,571	$43,022	$531,814
Operations and administration	6,996	304,845	103,422	1,025,703
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$12,378	$499,416	$146,444	$1,557,517

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	Three months ended		Nine months ended
	November 30		November 30
	2009	2008	2009	2008
Risk free interest rate	nil	4%	nil	4%
Weighted average expected life	nil	4.8 years	nil	4.8 years
Weighted average expected volatility	nil	114%	nil	114%
Expected dividends	nil	nil	nil	nil

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

c)           Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended November 30, 2009 is as follows:

Expiry date	November 22, 2009	(i)	May 09, 2009	(ii)	May 09, 2009	(iii)
Balance, February 28, 2009	39,600,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	–		–		–
Expired	39,600,000		116,007,154		5,772,000
Balance, November 30, 2009	–		–		–

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009. These warrants expired unexercised on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. These warrants expired unexercised on May 9, 2009.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 expiring on May 9, 2009. Using a Black-Scholes option pricing model, the fair value of the 5,772,000 broker warrants granted in the amount of $1,693,197 (2008 $1,693,197) have been reflected in the consolidated balance sheet. The weighted-average assumptions used to estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%. These warrants expired unexercised on May 9, 2009.

11.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	November 30, 2009	February 28, 2009
Banzi Trade 26 (Pty) Ltd (f)	$3,885	$–
Jeffrey Brenner	–	7,890
Jakes Tyres (g)	21,892	5,498
Hunter Dickinson Services Inc. (a)	963,882	180,267
Seven Bridges Trading (c)	13,418	–
Current balances payable	$1,003,077	$193,655

Liberty Lane (i)	431,851	383,330

Long–term balances payable	$431,851	$383,330

Balances receivable
Flawless Diamonds Trading House (e)	$2,728,304	$3,441,510
Banzi Trade 26 (Pty) Ltd (f)	23,748	19,547
Diacor CC (h)	32,467	29,668
	$2,784,519	$3,490,725

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

	Three months ended		Nine months ended
	November 30		November 30
Transactions	2009	2008	2009	2008
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$281,909	$316,304	$818,535	$697,012
CEC Engineering (b)	–	10,349	–	24,638
Seven Bridges Trading (c)	29,575	29,649	102,710	96,499
Cashmere Trade (d)	–	9,483	–	18,970
Banzi Trade 26 (Pty) Ltd (f)	9,537	12,732	17,115	25,095
Jakes Tyres (g)	30,857	96,593	74,702	438,781
Diacor CC (h)	–	677	–	36,311

Sales rendered to:
Flawless Diamonds Trading House (e)	$12,765,759	$16,226,715	$22,440,564	$33,394,914
Banzi Trade 26 (Pty) Ltd (f)	$–	$–	$1,469	$–

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Cashmere Trade 19 (Pty) Ltd (Cashmere Trade) is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(e)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(f)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act “MPRDA”). Banzi provides the Company with buildings materials at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(g)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(h)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

(i)	Liberty Lane Trading 167 (Pty) Ltd (Liberty Lane) is the BEE partner of Saxendrift Mine (Pty) Ltd and has certain directors in common with the Company.

12.	BANK INDEBTEDNESS

The Company has an overdraft facility in the amount of ZAR28 million ($4 million) available for its operations, of which $ 0.4 million has been utilized. Current operating income is being used to service this facility. This facility has an interest cost of Prime (currently 10.5% per annum) plus 0.6% and has a notarial bond over assets of ZAR10 million ($1.4 million).

13.	CONTINGENCIES

In connection with the acquisition of Saxendrift, one of the assets purchased from Trans Hex, with a carrying value of $6,459 is the subject of a dispute between Trans Hex and a third party, which claims ownership in a certain plant. Although the Company is not subject to this dispute and cannot determine the likelihood of the outcome, the Company has a warranty claim with Trans Hex should the third party be successful with its claim against Trans Hex.

During the first quarter of fiscal 2008, pursuant to an amendment to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines as compensation for access to the entire concession area (Permit 331). Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement and the amendment thereto (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), the Midamines Agreement and amendment was cancelled.

Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR 25.4 million, C$ 1.634 million and US$ 20 million (while reserving the right to increase the counter-claim to at least $164.9 million). Preliminary papers have been filed by the parties and the arbitration proceedings are pending. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2009 and 2008
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

14.	SUBSEQUENT EVENTS

a)	Private placements and share options granted:

By January 12, 2010, the company completed a private placement of 132.8 million common shares at a price of $0.065 per share for total proceeds of $8.6 million. The company paid a cash fee of $0.2 million finder’s fees relating to the private placement.

Proceeds from the financing will be used to fund working capital on the mining operations, settle the debts from the Komatfin Wesbank Holiday and upgrade and reopen Wouterspan, the mine placed on care and maintenance during the credit crunch.

b)	Share options granted:

The company has a share option plan where options with respect to the issue of up to 10% of the number of shares in the capital of the company outstanding may be granted.

Allocations were made to members of senior management and in accordance with historical practices and in terms of the Corporate Services Agreement in place between Rockwell Diamonds Inc and Hunter Dickenson Services Inc, options have been granted to service providers.

Subsequent to November 30, 2009 14,330,890 options were granted with an average exercise price of $0.06 expiring December 7, 2014.